

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 5, 2015

<u>Via E-mail</u>
Nathan E. Lewis
Chief Executive Officer
Force Minerals Corp.
6302 Mesedge Drive
Colorado Springs, CO 80919

> **Re:** **Force Minerals Corp.**
> **Form 10-K for Fiscal Year Ended November 30, 2014**
> **Filed March 3, 2015, as amended on March 6, March 9, and May 4, 2015**
> **File No. 000-52494**

Dear Mr. Lewis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended November 30, 2014</u>

<u>Financial Statements</u>

1.   We note you have removed the balance sheet for Force Minerals Corporation. Please revise your filing to include the audited balance sheet. Please refer to Rule 8-02 of Regulation S-X.

<u>Executive Compensation</u>

2.   We note that the most recent addendum to Tim DeHerrera's employment agreement expires on July 15, 2014, but that "the contract will automatically renew" unless terminated. Please explain this discrepancy. Also, please tell us whether Mr. DeHerrera received 7,500,000 common shares upon the anniversary of the contract addendum and,

if so, why this receipt was not reflected as equity compensation in the summary compensation table.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Management

3.   In your amended Form 10-K filed on March 9, 2015 you indicate that Mr. DeHerrera owns 4.054% of your common stock. In the amended Form 10-K filed on May 4, 2015 you indicate that Mr. Herrera owns 79% of your common stock. Please explain to us how Mr. Herrera's holdings increased. We are unable to locate any Schedules 13D or Forms 3 and 4 in this regard.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824, or Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director